Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sientra, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-199684, 333-202879 and 333-209129) on Form S-8 of Sientra, Inc. of our report dated March 10, 2016, with respect to the balance sheets of Sientra, Inc. as of December 31, 2015 and 2014, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, which report appears in the December 31, 2015 annual report on Form 10-K of Sientra, Inc.

/s/ KPMG LLP

Woodland Hills, California
March 10, 2016